PART III

Item 19 : Exhibits

EXHIBIT 7.1 COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

A$ millions	30 June 2003	30 June 2002	30 June 2001
AUSTRALIAN GAAP
(A) Operating Profit before tax from continuing operations (including non recurring items)	80.8	(32.8)	(91.1)

Net Interest Expense	26.5	54.7	99.4
50% of SPT Total Interest (1)	9.1	5.8	9.1

(B) Total Fixed Charges	35.6	60.5	108.5
(C) Total (A) plus (B)	116.4	27.7	17.4

Ratio of (C) to (B)	3.27	0.46	0.16

US GAAP
US GAAP Profit after tax from continuing operations	85.8	(75.1)	(223.0)

Operating profit tax expense	26.8	26.9	147.2
Minority Interest	2.8	2.8	3.6

US GAAP Profit before Tax	115.4	(45.4)	(72.2)
(B) Add: Total Fixed Charges as above	35.6	60.5	108.5
(D) Total	151.0	15.1	36.3

Ratio of (D) to (B)	4.24	0.25	0.33

(1)	50% owned entities

SPT represents the South Pacific Tyres joint venture